Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, New York 11797

June 5, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christian Windsor

Re:	Delta Financial Corporation
Registration Statement on Form S-3 (File No. 333-133462)
Acceleration Request

Ladies and Gentlemen:

     Delta Financial Corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 p.m., eastern daylight time, on June 7, 2006, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

     The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact James R. Tanenbaum of Morrison & Foerster LLP with any questions or comments at (212) 468-8163. Thank you for your assistance with this filing.

Sincerely yours,

DELTA FINANCIAL CORPORATION

/s/ Marc Miller

Name:	Marc Miller
Title:	Senior Vice President and General Counsel

cc:	Timothy Geishecker, Esq.
Morrison & Foerster LLP